

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Sunny Shah
Chief Executive Officer
RCF Acquisition Corp.
1400 Wewatta Street, Suite 850
Denver, CO 80202

> **Re: RCF Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on February 11, 2022**
> **File No. 001-41039**

Dear Sunny Shah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction